UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMERICAN MEDICAL TECHNOLOGIES, INC.
Full Name of Registrant

AMERICAN DENTAL TECHNOLOGIES, INC.
Former Name if Applicable

5655 BEAR LANE
Address of Principal Executive Office (Street and Number)

CORPUS CHRISTI, TX 78405
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete and file its Form 10-KSB by March 31, 2007, due to its recent change in management and ongoing review of transactions.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	BARBARA WOODY	361	289-1145
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The significant changes in results of operations from 2005 were:  an increase in revenues from $2,059,448 in 2005 to $2,712,355 in 2006 primarily as a result of the addition of the Spectrum product line; an increase in gross profit as a percentage of revenues from 31% in 2005 to 50% in 2006 due to a higher gross margin on the Spectrum product line than existing product lines and the result of $132,900 of inventory being added to the inventory valuation allowance in 2006 compared to the addition of $267,200 of inventory being added to the inventory valuation allowance in 2005; an increase in selling, general and administrative expenses from $2,203,286 in 2005 to $2,963,919 in 2006 primarily due to a legal settlement of $410,000 in 2006, an increase in rental expense of $173,000 due to the sale/leaseback of the building and an increase of $206,000 in other professional fees of which $150,000 was related to sales representation by an outside source of the Spectrum product line; a net loss of ($1,421,992) for 2006 compared to a net loss of ($1,584,774) for 2005; the net loss in 2006 includes $149,604 of other income related to the change in the registration rights valuation for the Discus warrant and $122,372 in other income related to the sale of the building; and basic and diluted loss per share of ($0.17) in 2006 compared to ($0.19) in 2005.

AMERICAN MEDICAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2007	By	/s/ Barbara Woody
Barbara Woody, Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).